Volcanic Proforma Income Statement						
	Pre Rev	**Revenue Launch**	Assumptions			Assumptions
	Feb-August 2023	Sept-Dec 31 2023	2024(Jan-Dec)	2024 (Jan-Dec)	2025 (Jan-Dec)	
Revenue						
Subscription-Std ($149/mo)		$ 493,123	$ 3,082,020	$ 15,337,241	$ 35,081,901	
Subscription-Prem. ($249/mo)		$ 480,712	$ 4,120,392	$ 20,504,552	$ 46,901,441	
Insights Plan with Byzerr and Premium ($399/mo)		$ 110,043	$ 1,650,639	$ 8,214,173	$ 18,788,830	
EDI						
Pred. Analytics						
Total		$ 1,083,878	$ 8,853,052	$ 44,055,966	$ 100,772,172	
Operating Expenses						
Chairman	$116,000	$66,000	$300,000	$300,000	$300,000	1
Consultant/CEO	$35,000	$20,000	$160,000	$170,000	$180,000	1
CEO Override (0.5% revenue)			$44,265	$220,280	$503,861	
CTO (Matthew)	$42,000	$24,000	$150,000	$160,000	$170,000	1
CFO		$0	$0	$150,000	$160,000	1
VP of CRM (Kamry)	$35,000	$20,000	$80,000	$80,000	$80,000	1
CRO (Brent Burden)		$60,000	$160,000	$165,000	$165,000	1
CRO Override (0.05% revenue)			$4,427	$22,028	$50,386	
Marketing Manager		$20,000	$65,000	$70,000	$70,000	1
Sales Executives (Targeting Buyers) 3 Key	$90,000	$120,000	$450,000	$600,000	$750,000	5
Sales Executives Bonus			$22,500	$30,000	$37,500	
Sales People 8 ($70k)		$106,000	$560,000	$840,000	$1,120,000	16
Sales people commission			$442,653	$2,202,798	$5,038,609	
CRM Reps ($35,000) 4	$50,000	$46,000	$210,000	$350,000	$560,000	16
Administrative Staff (2)	$15,000	$25,000	$140,000	$210,000	$280,000	4
Bookkeeping/Accounting	$15,000	$10,000	$110,000	$180,000	$250,000	4
Development Expense						
Software Development		$4,000	$5,000	$5,000	$5,000	
Developers (3) ($90k)	$67,000	$70,000	$450,000	$630,000	$810,000	9
Gitlab	$1,400	$600	$4,000	$4,000	$4,000	
Hosting	$1,800	$700	$5,000	$8,000	$10,000	
Sales/Lead Generation						
Voicebox	$63,000	$0	$0	$0	$0	
Tradeshows/Travel (10 shows) $70,000		$200,000	$900,000	$700,000	$500,000	
Thatcher	$40,000	$40,000	$120,000	$120,000	$120,000	
SEO/Social Media Spend (Brands)	$75,000	$50,000	$500,000	$700,000	$900,000	
Video Production (Centrifugal)	$20,000	$20,000	$180,000	$180,000	$180,000	
Youtube Ad Spend		$10,000	$100,000	$100,000	$100,000	
Hubspot/CRM Software	$20,000	$30,000	$120,000	$120,000	$120,000	
Security Audit	$5,000	$2,500	$7,500	$7,500	$7,500	

Forward-looking projections are not guaranteed.

Other	$25,000	$30,000	$100,000	$200,000	$250,000	
Quickbooks	$700	$300	$1,500	$1,500	$1,500	
Upworks data sanitization		$40,000	$40,000	$40,000	$40,000	
General Administrative						
Tsheets	$3,800	$1,200	$7,500	$7,500	$7,500	
Medical Insurance (full time)		$160,000	$620,000	$920,000	$1,220,000	
GNO (Insurance)			$5,000	$10,000	$15,000	
Misc/Office Supplies	$6,000	$4,000	$12,000	$12,000	$12,000	
Furniture/Furnishings		$50,000	$10,000	$10,000	$10,000	
Computers	$6,000	$15,000	$30,000	$30,000	$40,000	
Tenent Improvements			$500,000			
Perks/Awards/Food			$100,000	$150,000	$200,000	
Misc.			$100,000	$200,000	$300,000	
Utilities						
Rent	$42,000	$24,000	$400,000	$420,000	$460,000	
Phone	$1,000	$500	$7,000	$7,000	$7,000	
Internet Service	$2,000	$500	$3,000	$3,000	$3,000	
Total Operating Expenses	$777,700	$1,270,300	$7,226,344	$10,335,606	$15,037,856	
EBITDA	$ (777,700)	$ (186,422)	$ 1,626,707	$ 33,720,360	$ 85,734,316	
Valuation (13x SaaS multiple)		$ 14,090,418	$ 115,089,671	$ 572,727,558	$ 1,310,038,236	
Headcount (FTE)		22	31	46	61	

Forward-looking projections are not guaranteed.

Volcanic Proforma Income Statement

		Assumptions		Assumptions
	2023	(April - Dec)		
Revenue				
Subscription-Std				
Subscription-Prem.				
Etl				
Pred. Analytics				
Operating Expenses				
Chairman	$225,000	1	$225,000	
CEO	$0	0.75	$0	
CTO (Matthew)	$70,000	0.75	$52,500	
CFO	$0	0.75	$0	
VP of CRM (Kamry)	$0	1	$0	
CRO (Brent Burden)	$0	0.75	$0	
Consulting	$60,000	1	$60,000	
Marketing Manager	$30,000	1	$30,000	
Sales Executives (Targeting Buyers) 2 Key	$140,000	0.75	$105,000	
Sales People 3 ($40k)	$120,000	0.75	$90,000	
CRM Reps ($35,000) 1	$35,000	0.75	$26,250	
Administrative Staff (2)	$40,000	0.75	$30,000	
Bookkeeping/Accounting	$20,000	0.75	$15,000	
Development Expense				
Software Development	$4,000	0.75	$3,000	
Developers (2) ($80k)	$160,000	0.75	$120,000	
Gitlab	$1,500	0.75	$1,125	
Hosting	$2,500	0.75	$1,875	
Sales/Lead Generation				
Voicebox	$20,000	1	$20,000	
Tradeshows (2 shows) $70,000	$140,000	1	$140,000	
Thatcher	$120,000	1	$120,000	
SEO/Social Media Spend (Buyer)	$150,000	1	$150,000	
SEO/Social Media Spend (Brand)	$150,000	1	$150,000	
Video Production (Centrifugal)	$60,000	1	$60,000	
Youtube Ad Spend	$10,000	1	$10,000	
Hubspot	$0	1	$0	
CRM software				
Security Audit	$7,500	1	$7,500	
Other	$50,000	1	$50,000	
Quickbooks	$1,000	1	$1,000	

General Administrative			
Tsheets	$5,000	1	$5,000
Medical Insurance (full time)	$50,000	1	$50,000
Misc/Office Supplies	$10,000	1	$10,000
Furniture/Furnishings	$50,000	1	$50,000
Computers	$15,000	1	$15,000
Tenent Improvements			
Misc.	$100,000	1	$100,000
Utilities			
Rent	$78,000	1	$78,000
Phone	$5,000	1	$5,000
Internet Service	$2,500	1	$2,500
Total Operating Expenses	$1,932,000		$1,783,750
EBIT	$ -		
Interest expense	$ -		
Profit before tax	$ -		
Income Tax (Payroll Taxes and Benefits)			
Local Tax			
Net Income	$ -		

Brands from social spend (May-Dec)	1200
Brands from sales	400
Total brands by end of year	1600